EZchip Semiconductor Ltd.
1 Hatamar Street, PO Box 527
Yokneam, 20692
Israel

          August 21, 2012

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd. Form 20-F for Fiscal Year Ended December 31, 2011 Filed on March 29, 2012 File No. 000-20860

Dear Mr. Krikorian:

In furtherance of a telephone conversation of this date between our U.S. counsel, Steven Glusband, and Jan Woo, Staff Attorney, I am able to confirm that our company EZchip Semiconductor Ltd. will respond on or before September 5, 2012 to the Staff’s comments contained in a letter addressed to Mr. Dror Israel, Chief Financial Officer of our company, dated August 15, 2012.  Mr. Israel is presently on vacation and we require his participation in reviewing our response before submission.

Thank you again for your cooperation.

Very truly yours,

/s/Eli Fruchter
Eli Fruchter
Chief Executive Officer

SJG:gb

cc:	Dror Israel